SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of march, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A. Publicly-held Company CNPJ 02.558.118/0001-65 NIRE 31.3.0002535-7

NOTICE TO THE SHAREHOLDERS

Telemig Celular Participações S.A. hereby communicates to its Shareholders that at the Regular and Special Shareholders’ Meetings, held on March 18, 2009, a proposal for payment of Interest on Own Capital and dividends for the fiscal year ended on 12/31/2008 was approved under the following conditions:

1 – AMOUNT OF DIVIDENDS

The total amount of dividends to be paid is two hundred and thirty-four million, three hundred and eighty-one thousand, eight hundred and thirty-one reais and ninety-two cents (R$ 234,381,831.92), represented by the type and class of shares shown in the table below.

Type of Share	Amount of dividends per share
Common	R$ 6.355710537964
Preferred	R$ 6.355710537964

1.1  TRADING “EX-DIVIDEND”

Dividends shall be paid to the shareholders as per the shareholding position as of March 18, 2009 (except for shares related to the capital increase approved at the RCA (Board of Directors’ Meeting held on 02/12/2009, the preemptive rights in connection with which expired on 02/17/2009, which shares will be entitled only to the dividends resolved for fiscal year 2009) and traded “Ex-Dividends” since March 19, 2009.

2 – AMOUNT OF INTEREST ON OWN CAPITAL

The amount of interest on own capital to be paid is thirteen million, six hundred and six thousand, eight hundred and seventy-four reais (R$ 13,606,874.00), deducted by 15% withholding income tax, resulting in total net interest of eleven million, five hundred and sixty-five thousand, eight hundred and forty-two reais and ninety cents (R$ 11,565,842.90, representing the following per share value:

Type of Share	JSCP per share, gross	IRRF JSCP	Net JSCP
Common	R$ 0.368976348388	R$ 0.055346452258	R$ 0.313629896130
Preferred	R$ 0.368976348388	R$ 0.055346452258	R$ 0.313629896130

Shareholders exempted or immune from payment of income tax, according to the applicable laws and to the notice to shareholders dated 12/17/2008, issued by the Company, providing proof of such status and delivering evidentiary documentation until January 09, 2009 to Banco ABN Amro Real S.A., the depositary institution for the book-entry shares of the Company, shall receive the JSCP for their gross value.

2.1. – TRADING “EX-INTEREST ON OWN CAPITAL”
Interest on Own Capital shall be paid to the shareholders as per the shareholding position as of December 30, 2008, being traded “Ex-JSCP” since January 02, 2009, as disclosed in the Notice to Shareholders dated 12/17/2008.

3 – PAYMENT DATE

The payment of the referred amounts shall be made on March 30, 2009, and shall be available to the shareholders as from such date.

4 – PAYMENT FORM AND PLACE

Dividends corresponding to the shares deposited in Fungible Custody with the C.B.L.C. – Brazilian Settlement and Custody Company – shall be credited to such Institution which, through accredited Brokers, shall transfer the related amounts to the shareholders entitled thereto.

The other shareholders shall receive their dividends at a branch of Banco ABN-AMRO Real S.A. of their choice, upon production of the below listed identification documents.
Individual: Certified copy of the identity card, individual taxpayer card (CPF) and proof of current residence.

Legal Entity: Certified copy of the CNPJ/MF (Corporate Taxpayer Registry) card, of the updated articles of association or bylaws, as well as of the minutes of the meeting in which the current board of executive officers were elected. The managing partners or directors empowered to represent the company must produce a certified copy of the identity card, CPF card and proof of current residence.

In case of representation by proxy, the respective power of attorney granted at a notary’s office and certified copies of the identity card and of the CPF card of the attorney-in-fact shall be required.

5 – IMPORTANT NOTICE

In accordance with Article 287, item II of Law 6.404 – the Joint-Stock Companies Act, enacted on 12/15/76, the right to receive dividends and JCSP forfeits within three (3) years from the date on which they were made available to the shareholders.

Belo Horizonte, March 19, 2009.

Ernesto Gardelliano
Investor Relations Officer
Telemig Celular Participações S.A.

VIVO – Investor Relations
Tel: +55 11 7420-1172
Email: ri@vivo.com.br
Information available from: www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.